Exhibit 99.2

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORM 51-102FI

PERIODS ENDED MARCH 31, 2022 and 2021

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Introduction

The following Management Discussion & Analysis (“MD&A”) is intended to assist in the understanding of the trends and significant changes in the financial condition and results of operations of INX DIGITAL COMPANY INC. (“INX” or the “Company”) for the three-month period ended March 31, 2022.

This MD&A has been prepared in compliance with the requirements of Form 51-102F1, in accordance with National Instrument 51-102 - Continuous Disclosure Obligations. This MD&A should be read in conjunction with the unaudited consolidated interim financial statements for the three months ended March 31, 2022 and the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2021, together with the notes thereto. Results are reported in United States dollars unless otherwise noted. The results for the three months ended March 31, 2022, are not necessarily indicative of the results that may be expected for any future period. Information contained herein is presented as of May 16, 2022, unless otherwise indicated.

The consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board and interpretations of the IFRS Interpretations Committee. This MD&A contains forward-looking statements that involve risks, uncertainties and assumptions, including statements regarding anticipated developments in future financial periods and future plans and objectives. There can be no assurance that such information will prove to be accurate, and readers are cautioned not to place undue reliance on such forward-looking statements (see “Forward-Looking Statements”).

For the purposes of preparing this MD&A, management, in conjunction with the board of directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company’s ordinary shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the board of directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Forward Looking Statements

The information set forth in this MD&A contains statements concerning future results, future performance, intentions, objectives, plans and expectations that are, or may be deemed to be, forward-looking statements. These statements concerning possible or assumed future results of operations of the Company are preceded by, followed by or include the words ‘believes,’ ‘expects,’ ‘anticipates,’ ‘estimates,’ ‘intends,’ ‘plans,’ ‘forecasts,’ or similar expressions. Forward-looking statements are not guarantees of future performance. These forward-looking statements are based on current expectations that involve numerous risks and uncertainties, including, but not limited to, those identified in the “Risks and Uncertainties” section above. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. These factors should be considered carefully, and readers should not place undue reliance on forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether written or oral that may be made by or on the Company’s behalf, except as required under securities law.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Description of Business

The INX Digital Company, Inc. (formerly - Valdy Investments Ltd.) (the “Company” or “TINXD”) was incorporated under the provincial Business Corporations Act (British Columbia) on August 22, 2018 and its registered office is at 550 Burrard Street, Suite 2900, Vancouver, BC V6C 0A3, Canada. The Company completed its initial public offering (“IPO”) during fiscal 2019 and was classified as a Capital Pool Company (“CPC”) as defined in Policy 2.4 of the TSX Venture Exchange (the “TSXV Exchange”) until November 16, 2021.

Purchase Transaction

The principal business of the Company was to identify and evaluate assets or businesses with a view to potentially acquire them or an interest therein (“Qualifying Transaction”). The purpose of such an acquisition was to satisfy the related conditions of a Qualifying Transaction under the TSXV Exchange rules.

The Company entered into a definitive securities exchange agreement (the “Original Securities Exchange Agreement”) dated March 31, 2021, with INX Limited (“INX”), a company incorporated under the laws of Gibraltar and the securityholders of INX (the “INX Securityholders”), whereby the Company proposed to acquire all of the issued and outstanding securities of INX (the “Transaction”). The Original Securities Exchange Agreement was amended by the Company, INX, PI Financial Corp. and Eight Capital entering into an Amendment to the Securities Exchange Agreement dated as of July 23, 2021 (the “Amendment”, and together with the Original Securities Exchange Agreement, the “Amended Agreement”) to, among other things, extend the deadline for completion of the Transaction to January 24, 2022, subject to possible earlier termination. Subsequently, the Company, INX, the INX Securityholders, PI Financial Corp. and Eight Capital entered into an Amended and Restated Securities Exchange Agreement dated as of November 3, 2021 (the “Amended and Restated Securities Exchange Agreement”) which replaced and superseded the Amended Agreement.

Following entry into the Original Securities Exchange Agreement, the Company engaged with and made submissions to the TSXV Exchange with respect to the previously disclosed proposed Qualifying Transaction with INX. Following discussions with the TSXV Exchange, the Company was not able to complete the proposed Qualifying Transaction on the TSXV Exchange. Accordingly, the Company entered into the Amended and Restated Securities Exchange Agreement and the Company applied to voluntarily delist its common shares from the TSXV Exchange, written consent from the majority of the minority shareholders of the Company and approval of the TSXV Exchange was obtained.

The Company received conditional approval from the Neo Exchange Inc. (“Neo Exchange”) on December 31, 2021, to list the combined entity (the “Resulting Issuer”) shares. On January 10, 2022, the Company completed the Transaction with INX, whereby INX became a wholly owned subsidiary of the Company. The Transaction resulted in a reverse takeover transaction with the current shareholders of INX (pre-transaction) becoming majority of the shareholders of the Company. The Resulting Issuer will continue the business. On January 24, 2022, the Company’s shares started to trade on the NEO Exchange.

Prior to the closing of the Transaction (the “Closing”), the Company consolidated its issued and outstanding common shares (the “Consolidation”) on the basis of one (1) post-Consolidation Valdy Share for every 2.726667 pre-Consolidation Shares outstanding on a fully-diluted basis such that immediately prior to the Closing, 5,124,740 Shares outstanding on a fully-diluted basis (including 1,280,000 shares issues to finder’s (“post consolidated shares”). The deemed value of the post-consolidated shares was CAD1.25 per share ($0.99).

The Company issued to the shareholders of INX (excluding holders of INX Financing Shares) consideration of an aggregate of 167,331,410 post-Consolidation common shares. The common shares issued to holders of INX Financing Shares were issued on a 1:1 basis, and all other common shares will be issued on the basis of 10.4871348 common shares for each INX Share (the “Conversion Ratio”).

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

As part of the Transaction the Company also completed a private placement of 31,680,000 INX subscription receipts for gross proceeds of $31,283. Each unit consist of one common share and one-half of one common share purchase warrant for two years at an exercise price of CAD1.88 ($1.49) per share.

In connection with the completion of the Transaction, Valdy changed its name to “The INX Digital Company, Inc.”

On January 10, 2022, the Transaction was completed, pursuant to which Valdy acquired all of the issued and outstanding securities of INX from the INX Securityholders by way of a securities exchange, in accordance with the terms and conditions of the Securities Exchange Agreement.

On January 10, 2022, the INX Escrow Release Conditions were satisfied, and the Subscription Receipt Agent released the INX Escrowed Funds (less the balance of the INX Agents’ Commission and the reasonable costs and expenses of the Agents by INX) to INX, and each INX Subscription Receipt automatically converted into one INX Unit.

Nature of Operations

The Company, through its subsidiaries, is engaged in the operation and ongoing development with the purpose of providing an integrated, regulated solution for trading blockchain assets that includes a digital asset trading platform, a security token trading platform and other services and products related to the trading of blockchain assets. The Company operates two trading platforms: (a) a trading platform for “cryptocurrencies”, i.e., digital assets that do not constitute securities (e.g. Bitcoin and Ethereum), which the Company developed and is being operated through one of its wholly owned subsidiaries, INX Digital, Inc. (the “INX Digital Trading Platform” and “INXD”, respectively); and (b) a trading platform for “digital securities,” i.e., digital assets that constitute securities under applicable securities laws (e.g. the INX Token and tokens of other issuers who chose to issue digital securities), operated through another subsidiary, INX Securities, LLC (the “INX Securities Trading Platform” and “INXS”, respectively). In addition, the company facilitates financial transactions between financial institutions and offers a full range of brokerage services to banks worldwide.

INX Token

As part of the INX’s product offering, INX created the INX Token (the “INX Token”), and on August 20, 2020, the U.S. Securities and Exchange Commission (“SEC”) acknowledged effectiveness of the F-1 Registration Statement that was filed by INX with the SEC and declared effectiveness of the INX Token Offering (“the Offering”). In such Offering, INX offered up to 130 million INX Tokens at a price of $0.90 per INX Token. INX is the world’s first company to debut and successfully complete an SEC-registered IPO of a blockchain security token (the INX Token). The public offering of the INX Token was registered under the United States Securities Act of 1933 and, in such registration, the INX Token is deemed to be an “equity security” under relevant SEC rules and regulations.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

The INX Token was offered to the public on August 24, 2020, and closed on April 22, 2021, when the Offering was completed.

On July 2021, INX listed the INX Token for trading on the INX Securities Trading Platform.

INX has not allocated for issuance and has no current intention to issue 35 million of the 200 million INX Tokens that have been created. In addition, the Company will reserve an additional 20% of INX Tokens received as payment of transaction fees, as long as the total amount of INX Tokens reserved does not exceed 35 million plus 50% of the number of INX Tokens sold by the Company to the public pursuant to our initial public offering and subsequent offerings of INX Tokens (excluding re-issuances of reacquired INX Tokens), up to a maximum of 100 million INX Tokens. INX does not intend to issue these reserved INX Tokens for general fundraising purposes; however, these INX Tokens may be issued to fund acquisitions, address regulatory requirements or fund the operations of the Company if the Board of Directors determines that the Company has net cash balances sufficient to fund less than six months of the Company’s operations.

INX intends to restrict issuances of the reserved INX Tokens to these or similar extraordinary situations to limit the dilution to INX Token holders.

The INX Token may be used in the future, subject to the Company’s discretion, to pay INX Securities trading platform transaction fees at a minimum discount of 10% as compared to the use of other currencies.

Following an amendment to the INX Token rights which was approved by the Board of Directors of the Company on May 17, 2019 (the “Token Rights Amendment”), the Holders of INX Tokens (other than the Company) will be entitled to receive a pro rata distribution of 40% of the Company’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by the Company of an INX Token (the “Adjusted Operating Cash Flow”). The distribution will be based on the Company’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated as of December 31 of each year. The distribution will be paid to parties (other than the Company) holding INX Tokens as of March 31 of the following year. Distributions will be paid annually on April 30, commencing with the first distribution to be paid, if any. As of December 31, 2021 the cumulative adjusted operating cash flow activity is negative, and therefore no distribution is payable on April 30, 2022.

Organizational structure

The Company’s founding shareholders are Triple-V (1999) Ltd. (“Triple-V”), and A-Labs Finance and Advisory Ltd. (“A-Labs”), which as of March 31, 2022, own 19.87 % and 7.45%, respectively, of the Company’s outstanding Ordinary shares.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

The Company operates through eight wholly owned subsidiaries (INX included), four of which were recently acquired and three of which were incorporated by INX:

●	INX, a company incorporated in Gibraltar, is engaged in the operation and development of a digital assets trading platform, a security token trading platform and other services and products related to the fully integrated, regulated solution for trading blockchain assets. INX completed a SEC registered initial public offering of the INX Token. The offering of the INX Token was registered under the United States Securities Act of 1933 and, in such registration, the INX Token is deemed to be an “equity security” under relevant SEC rules and regulations.

●	INX Digital, Inc. (“INXD”), a Delaware corporation, is registered in 38 US states plus Washington D.C. and Puerto Rico as a money transmitter to operate a trading platform for cryptocurrencies. INXD intends to obtain money transmitter licenses or otherwise become qualified to operate in most US states and territories by the end of 2022. INXD launched a cryptocurrency trading platform on April 29, 2021, which was developed by INX and is operated by INXD. Select digital assets are supported for trading on the INX Digital platform such as: Bitcoin, Ethereum, Zcash, Litecoin, USD Coin, GYEN, Zytara dollar, AVAX and SAND.

●	INX Securities, LLC (Previously named: Openfinance Securities, LLC) (“INXS”), a Pennsylvania limited liability company. INXS is recognized in the US as a registered Broker Dealer and is an SEC-registered Alternative Trading System (“ATS”). INXS was purchased by INX on May 10, 2021 as part of the OFN Asset Purchase Agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc., dated January 12, 2021. After closing on the acquisition, the company’s name was changed from Openfinance Securities, LLC to INX Securities, LLC.

●	I.L.S. Brokers Ltd. (“ILSB”), a company incorporated under the laws of the State of Israel, was purchased by INX, pursuant to the share purchase agreement between INX and the shareholders of ILSB, dated June 9, 2021, for the purchase of all of the issued outstanding shares of ILSB. ILSB is a multinational brokerage house, established in 2001, that facilitates financial transactions between banks and offers a full range of brokerage services to several leading banks worldwide. ILSB’s main field of operation is foreign exchange and interest rate derivatives services. ILSB’s activities are regulated by the Israeli Capital Market Authority, Insurance and Savings and registered with the U.S. National Futures Association (“NFA”) (authorized by the U.S. Commodity Futures Trading Commission (“CFTC”)). ILSB holds the following license: Provider of Financial Services in Israel and an introducing broker (IB) license from NFA (CFTC) in the US.

●	Midgard Technologies Ltd. (“Midgard”) is a company incorporated under the laws of the State of Israel. Midgard has served as the research and development arm of INX since November 1, 2020, and was acquired on April 1, 2021.

●	INX EU Ltd. (“INX EU”), a company incorporated under the laws of Cyprus. INX EU plans to apply to the Cyprus Securities and Exchange Commission for a Crypto-Asset Services Provider license.

●	INX Transfer Agent LLC (previously named TokenSoft LLC) (“INX Transfer Agent”) is a Delaware limited liability company. INX Transfer Agent is a transfer agent registered with the SEC, acquired by INX pursuant to a purchase agreement dated December 28, 2021 for nominal consideration.

●	INX Solutions Limited, incorporated by INX in Gibraltar as a private company limited by shares. INX Solutions Limited was a dormant company until end of March 2022. INX Solutions Limited is intended to run INX’s risk management and provides liquidity to the platforms operated by Company, commencing during the second quarter of 2022.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

The following INX subsidiaries are currently dormant, in order to focus on specific lines of business:

●	INX Digital Assets UK Limited (Previously named: ILSB UK Limited) (“INX UK”), a company incorporated under the laws of England and Wales. INX UK plans to apply to the Financial Conduct Authority (“FCA”) for an introducing broker license and to be registered as a financial services company. INX acquired all the issued and outstanding shares of INX UK on July 13, 2021, from Mr. James Crossley, former Board member of INX, in consideration for an inconsequential amount of cash.

●	INX Services, Inc., a Delaware corporation.

Changes in share capital during the three months ended March 31, 2022

In connection with the completion of the Transaction (See note 3 to the consolidated interim financial statements – Reverse Takeover Transaction), the Company consolidated its issued and outstanding common shares (the “Consolidation”) on the basis of one (1) post-Consolidation Share for every 2.7266667 pre-Consolidation Shares outstanding on a fully-diluted basis such that immediately prior to the Closing, 5,124,740 Shares are outstanding on a fully-diluted basis, including 1,280,000 shares issued to finders (“post consolidated shares”). The deemed value of the post-consolidated shares was CAD1.25 per share ($0.99).

Subsequently, pursuant to the terms of the Security Exchange Agreement, on January 10, 2022, Valdy acquired all the issued and outstanding securities of the INX from INX Securityholders by way of a securities exchange, as presented below:

	Number of Shares	Amount
INX common shares as of December 31, 2021	15,955,875	24,198
1 for 10.487 consolidation of INX shares	151,375,535	-
Shares held by existing Valdy shareholders post-consolidation	5,124,740	4,372
Shares in connection with conversion of Subscription Receipts	31,680,000	25,336
	204,136,150	53,906

On March 4, 2022, our Board of Directors authorized our management to repurchase shares of the Company (the “Repurchased Shares”) from their holders as the management deems required or desirable for the benefit of the Company pursuant to a normal course issuer bid under applicable Canadian law (“NCIB”). All the Repurchased Shares shall be canceled at such time. Repurchase of Repurchased Shares is subject to the following limitations (i) the maximum number of Repurchased Shares to be purchased does not exceed the greater of (A) such number of share constituting 10% of the shares of the Company in the Public Float, or (B) such number of share constituting 5% of the issued and outstanding listed securities of the Company during the 12-month period commencing when the Company receives approval of the NCIB, and (ii) the aggregate purchase amount of the Repurchased Shares in a certain calendar year will not exceed, together with the purchase amount of the Repurchased Tokens purchased in such calendar year (by INX), an amount of US$ 5 million. Such repurchase shall be subject to the provisions of any applicable law and regulation (including without limitation, to the rules of the NEO Exchange and Canadian securities laws) and to the advice of Company’s legal advisors.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

As of March 31, 2022 the Company purchased 15,500 Repurchased Shares.

On March 15, 2022, the Company granted two officers 5,036,132 restricted Common Shares of the Company on cashless basis with vesting period of three to five years.

On March 15, 2022, the Company granted certain employees and a service provider, effective as of March 15, 2022, options to purchase 5,129,334 Common Shares of the Company at a price per share equal to the fair value per share at the date of the commitment of the Company to grant the options with vesting period of over 4 years.

On March 24, 2022, the Company granted one employee, effective as of March 24, 2022, options to purchase 509,617 Common Shares of the Company at a price per share equal to the fair value per share at the date of the commitment of the Company to grant the options with vesting period of over 4 years.

Quarterly Financial and Operational Highlights

Financial Highlights

Overview of Financial Position

The following table presents an overview of the Company’s assets, liabilities and shareholders’ equity as of March 31, 2022, and 2021:

	March 31, 2022	December 31, 2021
Cash and cash equivalents	46,608,000	24,581,000
Cash and cash equivalents held in Reserve Fund	18,645,000	21,987,000
Current assets	72,211,000	54,055,00
Current liability	178,879, 000	300,615,000
Working capital	(106,668,000)	(246,560,000)
Adjusted working capital (1)	64,045,000	45,896,000
Shareholder’s deficit	(82,563,000)	(222,934,000)

(1)	Adjusted Working Capital defined as Working Capital excluding INX Token liability and INX Token Warrant Liability, which represents a non-cash fair value measured liability.

Cash and Cash equivalents

As of March 31, 2022, the Company had total of $46,608,000 cash and cash equivalents, an increase of $22,027,000 from December 31, 2021.

Total Current Assets

Total Current Assets increased to $72,211,000, primarily a result of $22,027,000 increase in cash and cash equivalents offset by the decrease in the current assets portion of the Reserve Fund.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Assets

As of March 31, 2022 and December 31, 2021, assets totaled to $102,184,000 and $78,502,000, respectively. The increase of $23,682,000 was primarily due to an increase in cash and cash equivalents of $22,027,000, a net increase in right-of-use-assets as a result of a new lease agreement of $712,000, an increase in digital assets of $1,513,000 and a decrease in prepaid expenses and other receivables of $1,284,000.

Liabilities

Financial liabilities at fair value through profit or loss - INX Token liability

The Company’s balance sheet as of March 31, 2022, includes financial liability for INX Token holders in the amount of $164,597,000. On March 31, 2022, the Company measured the INX Token fair value based on the closing market price of INX Token as for March 31, 2022 (see further details in Note 5 in the consolidated interim financial statements). Changes in fair value of the liabilities are recorded in profit or loss in the Company’s consolidated statements of comprehensive income.

INX Token Valuation

The fair value of each INX Token as of March 31, 2022, and December 31, 2021, was $1.28 and $2.20, respectively.

Results of Operations Overview

The following table presents an overview of the Company’s results of operations for the three months ended March 31, 2022, and 2021:

(U.S. Dollars in thousands, except share and per share data)

		Three months ended March 31,
		2022	2021
	Note	(Unaudited)
Income:
Revenues (primarily from brokerage fees)		1,561	-

Operating expenses (income):
Research and development		253	1,608
Sales and marketing		2,251	2,909
General and administrative		1,706	5,783
Fair value adjustment of INX Token warrant liability to employees and service providers		(3,698)	-

Income (loss) from operations		1,049	(10,300)

Fair value adjustment of INX Token liability	5	118,045	-
Finance income (expenses)		(1,728)	124
Listing expenses	3	(5,875)	-
Net Income (loss)		111,491	(10,176)
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Adjustments arising from translating financial statements from functional currency to presentation currency		84	-

Total Comprehensive Income (loss)		111,575	(10,176)

Earnings (Loss) per share, basic		$0.56	$(0.07)
Earnings (Loss) per share, diluted		$0.53	-
Weighted average number of shares outstanding, basic		200,414,324	147,976,845
Weighted average number of shares outstanding, diluted		210,718,214	-

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Revenue

The Company generated $1,561,000 in revenue for the three months ended March 31, 2022, compared to $0 for the three months ended March 31, 2021. Revenue increase relates mainly to brokerage fees of $1,336,000 earned by ILSB and trading fees on the INX Securities Trading Platform of $225,000.

Research and Development Expenses

The Company incurred $253,000 in research and development expenses for the three months ended March 31, 2022, compared to $1,608,000 for the three months ended March 31, 2021. The decrease of $1,355,000 was primarily driven by the decrease in share-based compensation expense of $1,662,000, offset by Research and Development personnel costs $308,000.

Sales and Marketing Expenses

The Company incurred $2,251,000 in sales and marketing expenses for the three months ended March 31, 2022, compared to $2,909,000 for the three months ended March 31, 2021. The decrease of $658,000 was primarily driven by the decrease in share-based compensation expense of $1,325,000, a decrease in other marketing costs in connection with the Token Offering of $464,000, offset by an increase of in sales and marketing personnel costs of $1,052,000.

General and Administrative expenses

The Company incurred $1,706,000 in general and administrative expenses for the three months ended March 31, 2022, compared to $5,783,000 for the three months ended March 31, 2021. The decrease of $4,077,000 was primarily driven by decreases in share-based and token-based compensation expense of $5,619,000, offset by General and Administration personal costs of $272,000.

Income (loss) from operation

For the three months ended March 31, 2022, and 2021, the Company’s income (loss) from operation was approximately $1,049,000 and (10,300,000), respectively.

Net Income (loss)

The Company’s net income (loss) for the three months ended March 31, 2022, was $111,491,000 compared to net loss of ($10,176,000) for the three months ended March 31, 2021. The increase of $121,667,000 mainly relates to the fair value adjustments of INX Token liability, which resulted in an unrealized gain for the period of $118,045,000 and $5,875,000 increase in listing expenses.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Total comprehensive income (loss) per share

The total comprehensive income (loss) per share, basic, for the three months ended March 31, 2022 and 2021 was approximately $0.56 and $(0.07), respectively.

The total comprehensive income (loss) per share, diluted, for the three months ended March 31, 2022 and 2021 was approximately $0.53 and $(0), respectively.

Operating Cash Flow

The Company’s Operating Cash Flow for the three months ended March 31, 2022, was approximately negative $3,884,000.

Adjusted Operating Cash Flow

Following an amendment to the INX Token rights which was approved by the Board of Directors of INX on May 17, 2019 (the “Token Rights Amendment”), the Holders of INX Tokens (other than the Company) are entitled to receive a pro rata distribution of 40% of the Company’s net cash flow from operating activities, excluding any cash proceeds from an initial sale by the Company of an INX Token (the “Adjusted Operating Cash Flow”). The distribution is based on the Company’s cumulative Adjusted Operating Cash Flow, net of cash flows which have already formed a basis for a prior distribution, calculated annually as of December 31. The distribution will be paid to parties (other than the Company) holding INX Tokens as of March 31 of the following year. Distributions will be paid on April 30, commencing with the first distribution to be paid, if any. As of December 31, 2021 the cumulative adjusted operating cash flow activity is negative, and therefore no distribution is payable on April 30, 2022.

Operational Highlights

INXD launched a digital assets trading platform on April 29, 2021, which was developed by INX and is operated by INXD. INXD continues to expand its product offering by adding select digital assets for trading on the INXD trading platform. During the three months ended March 31, 2022, newly added digital assets included AVAX and SAND.

During the three months ended March 31, 2022, INXD also expanded money transmitter licenses or otherwise become qualified to operate in North Carolina, Kentucky, Mississippi, Nebraska, Idaho and Delaware, becoming the money transmitter to operate the trading platform for digital assets in total of 38 states plus Washington D.C. and Puerto Rico. INXD intends to obtain money transmitter licenses or otherwise become qualified to operate in most US states and territories by the end of 2022.

INXS, a SEC registered broker-dealer and an alternative trading system, entered into agreements with certain private companies globally for the initial primary offering of their equity by issuing digital assets that constitute equity securities under applicable securities laws. Following the initial offering, the digital securities of these issuers are expected to be offered to INXS customers for trading on the regulated INXS Securities Trading Platform.

Key Management Changes

The Board of Directors of the Company approved the executive employment agreement with Ms. Renata Szkoda (“Ms. Szkoda”) as the Chief Financial Officer of the company and its affiliates, instead of Mr. Gadi Levin (“Mr. Levin”) effective as of May 2, 2022. Mr. Levin continues to service the Company and its subsidiaries until a full transition of all responsibilities to Ms. Szkoda.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

Related Party Transactions

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

On December 31, 2021, INX entered into loan agreements with two officers of the Company in the amounts of $611 and $404, respectively. The loans are non-recourse and were provided in order to enable the officers to exercise INX Token warrants granted to them in connection with their services to the Company and to pay the officers income tax liability in respect of the warrants.

Subsequently to March 31, 2022, a portion of each of the loans was repaid, and INX has determined to forgive the remaining balances in order to comply with applicable law and regulation.

Liquidity and Capital Resources

The financial statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Financial Instruments and Risk Management

The following is the accounting policy for financial assets under IFRS 9:

Overview

The Company’s financial instruments consist of cash and accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying value due to short term nature.

Credit Risk

Credit Risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.

Capital Management

The Company’s capital consists of share capital. The Company sets the amount of capital in relation to risk and manages the capital structure and makes adjustments to it in light of changes to economic conditions and the risk characteristics of the underlying assets.

The INX Digital Company, Inc.

(Formerly known as Valdy Investments Ltd.)

The Company’s objectives when managing capital are:

●	to maintain a flexible capital structure, which optimizes the cost of capital at acceptable risk; and

●	to maintain investor, creditor and market confidence in order to sustain the future development of the business.

The Company is not subject to any externally or internally imposed capital requirements at year end, except as discussed below.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as of March 31, 2022.

Critical Judgement and Estimates

The details of the Company’s accounting policies are presented in Note 2 of the financial statements ended March 31, 2022. The accounting policies applied in preparation of the financial statements are consistent with those applied and disclosed in the Company’s audited financial statements for the year ended December 31, 2021.

Management’s responsibility for the financial statements

Information provided in this report, including the financial statements, is the responsibility of management. In the preparation of the statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements. Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

COVID-19

In early 2020, an outbreak of the novel strain of a coronavirus, which causes a disease named COVID-19, spread worldwide. As a result of the coronavirus pandemic, governments and industries have instituted drastic actions to contain the coronavirus or treat its impact. Such actions, including bans on international and domestic travel, quarantines, and prohibitions on accessing work sites, have caused significant disruptions to global and local economies, and have led to dramatic volatility in the capital markets.

The extent to which the coronavirus pandemic impacts the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence. Factors that may result in material delays and complications with respect to the Company’s business, financial condition and results of operation include the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact.

Corporate Governance

The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The Audit Committee of the Company fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee, comprised of three directors, all of whom are independent, meets with management of the Company on a quarterly basis to review the financial statements, including the MD&A, and to discuss other financial, operating and internal control matters as required.